Expense Limitation Agreement

To:     Resource Real Estate Diversified Income Fund
          1845 Walnut Street, 18th Floor
          Philadelphia, PA 19103

January 6, 2017

Dear Board Members:

You have engaged us to act as the sole investment adviser to Resource Real Estate Diversified Income Fund (the “Trust,” or the “Fund”), pursuant to a Management Agreement dated as of September 23, 2016.

Effective from the date hereof until at least September 9, 2018, we agree to waive our fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering and organizational expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.99%, 2.74%, 1.74%, 1.99%, 1.99%, 2.74% and 2.49% per annum of the Fund's average daily net assets attributable to Class A, Class C, Class I, Class W, Class U, Class T and Class D shares, respectively.

Additionally, this Expense Limitation Agreement may not be terminated by Resource Real Estate, Inc., but may be terminated by the Fund’s Board of Trustees, on 60 days written notice to Resource Real Estate, Inc.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred, if the Fund is able to make the repayment without exceeding its current expense limitation and the repayment is approved by the Board of Trustees.

Yours Very Truly,

RESOURCE REAL ESTATE, INC.

By:	/s/ Alan Feldman
Name:	Alan Feldman
Title:	CEO
Date:

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND

By:	/s/ Kevin Finkel
Name:	Kevin Finkel
Title:	President
Date: